AMENDMENT TO ACCOUNTING SERVICES AGREEMENT

      This Amendment to the Accounting Services Agreement ("Amendment") is made as of June 1, 2006, by and between The James Advantage Funds (the "Trust"), an Ohio business trust, and Integrated Investment Services, Inc., an Ohio corporation (formerly Integrated Fund Services, Inc.) ("Integrated").

      WHEREAS, Integrated furnishes services to the Trust pursuant to a First Amended and Restated Accounting Services Agreement dated as of May 31, 2002 by and between Integrated and the Trust (the "Accounting Services Agreement"); and

      WHEREAS, as of June 1, 2006, the name of Integrated has been changed from Integrated Fund Services, Inc. to Integrated Investment Services, Inc.; and

      WHEREAS, Integrated and the Trust have agreed to revise the fee paid by each series of the Trust to Integrated pursuant to the Accounting Services Agreement and to extend the term of the Accounting Services Agreement;

      NOW, THEREFORE, in accordance with Paragraph 19 of the Accounting Services Agreement, the parties hereto, intending to be legally bound, agree to amend the Accounting Services Agreement as follows:

      1. The Accounting Services Agreement is hereby amended to delete Paragraph 8 of the Accounting Services Agreement in its entirety and to replace it with the following:

      "COMPENSATION.

            For the performance of Integrated's obligations under this Agreement, the First Amended and Restated Administration Agreement and the First Amended and Restated Transfer, Dividend Disbursing, Shareholder Service and Plan Agency Agreement between the parties (collectively, the "Service Agreements"), the Trust shall pay Integrated, on the first business day following the end of each month, a monthly fee in accordance with the schedule attached as Schedule A."

      2. The attached Schedule A shall be the Schedule A to the Accounting Services Agreement referred to in the preceding paragraph, and shall be substituted for Schedule A in the Accounting Services Agreement.

      3. The Accounting Services Agreement is hereby amended to delete the name of Integrated Fund Services, Inc. referred to in the Accounting Services Agreement, and replace it with Integrated Investment Services, Inc.

      4. The term of the Accounting Services Agreement is hereby extended through June 30, 2008.

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      5. In all other respects, the Accounting Services Agreement is unchanged and shall remain in full force and effect.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers, effective as of the day and year first above written.

                                            THE JAMES ADVANTAGE FUNDS


                                            By: /s/ Barry R. James
                                                 Barry R. James, President


                                            INTEGRATED INVESTMENT SERVICES, INC.


                                            By: /s/ Roy E. Rogers
                                                Roy E. Rogers, President

                                   SCHEDULE A

      a. For the performance of Integrated's obligations under the First Amended and Restated Administration Agreement, the First Amended and Restated Accounting Services Agreement and the First Amended and Restated Transfer, Dividend Disbursing, Shareholder Service and Plan Agency Agreement, in each case between Integrated and the Trust (collectively, the "Service Agreements"), the Trust shall pay Integrated, on the first business day following the end of each month, a fee (based on average daily net assets) computed and accrued daily and paid monthly at the following annual rates:

      0.13% of average daily net assets up to and including $500 million; plus 0.10% of average daily net assets from $500 million up to and including $750 million; plus 0.075% of average daily net assets over $750 million.

      b. The Trust shall pay Integrated a minimum annual fee of $600,000 ($50,000 per month) during the term of the Service Agreements for all Funds of the Trust other than Funds that are in their first year of operations ("New Funds"). During a New Fund's first year of operations, the New Fund's average daily net assets will be excluded from the fee calculation for purposes of the minimum annual fee, and the fee applicable to the New Fund (if the minimum fee is in effect for the other Funds) shall be calculated by multiplying the New Fund's average daily net assets times the lowest marginal annual rate described above that is applicable to the Trust's average daily net assets for the period (including the assets of the New Fund). For example, if the Trust's average daily net assets are $550 million, the annual fee for a New Fund would be 0.10% of its average daily net assets.

      c. The asset-based fee above includes up to 20,000 shareholder accounts. Above 20,000 accounts, Integrated will charge an annual per account fee of $22.00 for each open retail class and $18.00 for each NSCC Level 3 account The annual fee for each closed account ($0 balance and pending an IRS filing or annual account purge) is $7.00.

      d. In addition to the above fee schedules, Integrated will bill the Trust for ordinary and necessary out-of-pocket charges associated with the provision of services by Integrated under the Service Agreements, including without limitation securities pricing costs, shareholder record-keeping, reporting and communication, customized software or systems and legal services outside of the context of daily fund administration, compliance or regulatory responsibilities.

      e. For New Funds (including the Mid-Cap Fund), Integrated will be paid by the investment adviser to the Trust a one-time development fee of $10,000 to start each New Fund (up to 3 classes) and $5,000 to start each new additional class above 3.

      f. Each Fund will be allocated its pro rata share, based on average daily net assets, of the asset-based fees payable by the Trust pursuant to this Schedule; provided however, that the Balanced: Golden Rainbow Fund will pay no more than it would have paid under the fee schedules in effect under the Service Agreements for the first 11 months of the fiscal year ending June 30, 2006 (the "Current Fee Schedules"). If the proviso in the preceding sentence applies, each of the remaining Funds (other than New Funds) wi11 be allocated its pro rata share, based upon average daily net assets, of the remainder of the fees (after the Golden Rainbow fee is deducted), and each New Fund will be allocated the fee calculated as described above in Paragraph b of this Schedule. For purposes of the proviso, Integrated will calculate the Golden Rainbow fee under the Current Fee Schedules, using the average daily net assets, number of accounts and other factors (if any) in effect at the time of the calculation (for example, it will include transfer agency agreement charges on a per account basis). The above calculation applies to asset based fees only, and thus excludes account-based charges (such as charges for accounts above 20,000 and for closed accounts) and all out-of-pocket charges. Each excluded charge is allocated directly to the Fund that incurs the charge.